June 7, 2013

Via EDGAR

Kevin Woody
Accounting Branch Chief
United States Securities and Exchange Commission
Washington, D.C. 20549

RE:    Mid-America Apartment Communities, Inc.
Form 10-K
Filed February 22, 2013
File No. 001-12762

Dear Mr. Woody:

Mid-America Apartment Communities, Inc. (the "Company" or "MAA") acknowledges receipt of your letter dated May 24, 2013 regarding the above referenced filing and has prepared the following responses to your comments. The numbering of the paragraphs below corresponds to the numbering of the comment letter, which for your convenience the Company has incorporated into this response letter.

Form 10-K for the year ended December 31, 2012:

Financial Statements

Consolidated Statements of Operations, page F-5

1.
We have considered your response to our prior comment 1. Please provide us with your detailed basic and diluted earnings per share calculations including an analysis of all securities included and excluded from the calculations and the test performed on those securities to determine if they were dilutive.

Response:

The Company advises the Staff that our basic earnings per share ("EPS") calculation was performed pursuant to ASC 260-10-45-60, applying the two class method of participating securities as follows:

Basic Earnings Per Share for Income from Continuing Operations Available for Common Shareholders Calculation at December 31, 2012
		Percentage of unvested shares to total	Allocation of Income from Continuing Operations Available for Common Shareholders		Dividend Forfeitures of Unvested Shares	Basic EPS for Income from Continuing Operations Available for Common Shareholders
Basic Shares	41,039,104		$64,761,068			$1.5780
Unvested Shares Granted	38,337	0.093329%	59,531	(1)	$1,931
Total	41,077,441		$64,820,599

Income from Continuing Operations Available for Common Shareholders	$67,565,000
Income from Continuing Operations attributable to Non-controlling interest ("NCI")	2,744,401
Income from Continuing Operations Available for Common Shareholders for EPS	$64,820,599

(1) Calculated as ($64,820,599*0.093329%)-($1,931*50%). The forfeitures are allocated 50% to continuing operations and 50% to discontinued property operations.

Basic Earnings Per Share for Income from Discontinued Property Operations Available for Common Shareholders Calculation at December 31, 2012
		Percentage of unvested shares to total	Allocation of Income from Discontinued Property Operations Available for Common Shareholders		Dividend Forfeitures of Unvested Shares	Basic EPS for Income from Discontinued Property Operations Available for Common Shareholders
Basic Shares	41,039,104		$40,436,700			$0.9853	(2)
Unvested Shares Granted	38,337	0.093329%	36,808	(1)	$1,931
Total	41,077,441		$40,473,508

Income from Discontinued Property Operations Available for Common Shareholders	$42,260,000
Income from Discontinued Property Operations Attributable to NCI	1,786,492
Discontinued Property Operations Available for Common Shareholders for EPS	$40,473,508

(1) Calculated as ($40,473,508*0.093329%) - ($1,931*50%). The forfeitures are allocated 50% to continuing operations and 50% to discontinued property operations.
(2)Rounded down to $0.98 in order to make total EPS for Net Income Available for Common Shareholders accurately reflect the $2.56 value.

Basic Earnings Per Share for Net Income Available for Common Shareholders Calculation at December 31, 2012
		Allocation of Net Income Available for Common Shareholders		Basic EPS for Net Income Available for Common Shareholders
Basic Shares	41,039,104	$105,197,768		$2.5634
Unvested Shares Granted	38,337	96,339	(1)
Total	41,077,441	$105,294,107

(1) Calculated as the sum of the the 59,531 and 36,808 numbers calculated above.

The Company's diluted earnings per share was calculated using the most dilutive of the two class method or the treasury stock method for income from continuing operations available for common shareholders below in accordance with ASC 260-10-45. The Company only has unvested restricted stock and partnership units (Units) as potentially dilutive securities, which are included in the calculations below.

Diluted Earnings Per Share for Income from Continuing Operations Available for Common Shareholders Calculation at December 31, 2012
			Percentage of unvested shares to total	Allocation of Income from Continuing Operations Available for Common Shareholders	Dividend Forfeitures of Unvested Shares	Diluted EPS for Income from Continuing Operations Available for Common Shareholders
Two Class Method - without Units	Basic	41,039,104
	Options	—
	Diluted	41,039,104		$64,761,068		$1.5780
	Unvested shares granted	38,337	0.093329%	59,531	$1,931
	Total	41,077,441		$64,820,599

Two Class Method - with Units	Basic	41,039,104
	Options	—
	Diluted	41,039,104		$64,618,269		$1.5746
	Units	1,833,775	4.273417%	2,887,334
	Unvested shares granted	38,337	0.089340%	59,397	$1,931
	Total	42,911,216		$67,565,000

Treasury Stock Method - no Units	Basic	41,039,104
	Options	—
	Unvested shares assumed	63,792
	Total	41,102,896		$64,820,599		$1.5770

Treasury Stock Method - with Units	Basic	41,039,104
	Options	—
	Unvested shares assumed	63,792
	Units	1,833,775
	Total	42,936,671		$67,565,000		$1.5736

Since the most dilutive of the four methods calculated above was the Treasury stock method - with Units, we used this method to calculate earnings per share from income from continuing operations. Accordingly, we also calculated earnings per share for discontinued property operations and earnings per share for net income available for common shareholders using the same method pursuant to ASC 260-10-45-20.

Diluted Earnings Per Share for Income from Discontinued Property Operations Calculation at December 31, 2012
			Percentage of unvested shares to total	Allocation of Income from Discontinued Property Operations	Diluted EPS for Discontinued Property Operations

Treasury Stock Method - with Units	Basic	41,039,104
	Options	—
	Unvested shares assumed	63,792
	Units	1,833,775
	Total	42,936,671		$42,260,000	$0.9842	(1)

(1)Rounded up to $0.99 in order to make total EPS for Net Income Available for Common Shareholders accurately reflect the $2.56 value.

Diluted Earnings Per Share for Net Income Available for Common Shareholders Calculation at December 31, 2012
			Percentage of unvested shares to total	Allocation of Net Income Available for Common Shareholders	Diluted EPS for Net Income Available for Common Shareholders

Treasury Stock Method - with Units	Basic	41,039,104
	Options	—
	Unvested shares assumed	63,792
	Units	1,833,775
	Total	42,936,671		$109,825,000	$2.5578

Notes to Consolidated Financial Statements:

1. Organization and Summary of Significant Accounting Policies

Real Estate Assets and Depreciation and Amortization, page F-11

2.
We have considered your response to our prior comment 2. Please clarify for us whether acquired properties are in use at the time the costs for painting, vinyl flooring and blinds are capitalized. Additionally, tell us the total cost the company capitalized in each period related to these items.

Response:

The Company advises the Staff that the acquired properties are in use when the painting, vinyl flooring and blinds are capitalized. During the years ended December 31, 2012, 2011, and 2010, respectively, the Company capitalized $20,000, $90,000, and $100,000, respectively, related to these items.

Out of Period Adjustment, page F-14

3.
We have read your response to our prior comment 5. Please revise your disclosure in future filings to more thoroughly describe the out of period adjustment including an explanation of the nature of the adjustment, how the issue was identified and the impact the adjustment would have had on all periods presented in your financial statements. In addition your revised disclosure should include a detailed description of the facts that lead management to conclude the adjustment was not material.

Response:

The Company advises the Staff that in future filings we will more thoroughly describe the out of period adjustment including an explanation of the nature of the adjustment, how the issue was identified and the impact the adjustment would have had on all periods presented in our financial statements. In addition, the revised disclosure will include a detailed description of the facts that lead management to conclude the adjustment was not material.

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the Company's filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Company's filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company hopes these responses adequately address the comments and requests for additional information that you have raised. Should you have any questions concerning the Company's responses to your questions and comments, please feel free to contact Micah Holton, Senior Vice President, Controller, at (901) 435-5359 or micah.holton@maac.com, or myself at (901) 248-4169 or al.campbell@maac.com.

Cordially,

/s/Albert M. Campbell, III
Albert M. Campbell, III
Executive Vice President and Chief Financial Officer